Filed pursuant to Rule 424(b)(3)

Registration No. 333-254832

PROSPECTUS SUPPLEMENT NO. 2

(to Prospectus dated May 27, 2021)

Velodyne Lidar, Inc.

4,483,728 Shares of Common Stock Underlying Warrants

130,447,513 Shares of Common Stock

1,278,502 Warrants to Purchase Shares of Common Stock

This prospectus supplement is being filed to update and supplement the information contained in the prospectus dated May 27, 2021 (the “Prospectus”), related to (i) the issuance by us of up to an aggregate of 4,108,728 shares of common stock that are issuable upon the exercise of our publicly-traded warrants (the “Public Warrants”) and up to 375,000 shares of common stock issuable upon exercise of our working capital warrants (the “Working Capital Warrants” and, together with the Public Warrants, the “Warrants”), (ii) the resale of up to 778,502 Public Warrants and 500,000 Working Capital Warrants held by certain holders named in this prospectus (the “Selling Warrantholders”), (iii) the resale of up to 200,000 shares of common stock (the “PIPE Shares”) that currently are owned by certain selling stockholders that entered into subscription agreements with Graf Industrial Corp (“Graf”) (such selling stockholders, the “PIPE Investors”), pursuant to which Graf agreed to issue and sell the PIPE Shares to the PIPE Investors in a private placement and (iv) the resale of up to 130,247,513 shares of common stock by certain selling stockholders named in the Prospectus, including Founder Shares (as defined in the Prospectus), with the information contained in our Current Report on Form 8-K, filed with the Securities and Exchange Commission on July 19, 2021 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.

This prospectus supplement updates and supplements certain information in the Prospectus as set forth below and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Our common stock and warrants are traded on the Nasdaq Global Select Market under the symbols “VLDR” and “VLDRW”, respectively. On July 16, 2021, the closing price of our common stock was $9.08 and the closing price of our Public Warrants was $2.71.

We are an “emerging growth company” under applicable federal securities laws and will be subject to reduced public company reporting requirements.

INVESTING IN OUR SECURITIES INVOLVES RISKS THAT ARE DESCRIBED IN THE “RISK FACTORS” SECTION BEGINNING ON PAGE 9 OF THE PROSPECTUS.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued or sold under the Prospectus or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is July 19, 2021.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): July 16, 2021

VELODYNE LIDAR, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-38703	83-1138508
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

5521 Hellyer Avenue
San Jose, California	95138
(Address of principal executive offices)	(zip code)

Registrant’s telephone number, including area code: (669) 275-2251

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol	Name of each exchange on which registered
Common Stock, $0.0001 par value	VLDR	The Nasdaq Stock Market LLC
Warrants, each exercisable for three-quarters of one share of common stock	VLDRW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2). Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.02	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers

On July 16, 2021, Anand Gopalan delivered notice of his intent to resign as Chief Executive Officer of Velodyne Lidar, Inc. (the “Company”) and from the board of directors (the “Board”) of the Company, effective as of July 30, 2021. The resignation is not a result of any disagreement with the Company on any matter relating to the Company’s operations, policies or practices. The Company and Dr. Gopalan have indicated their intent to enter into a consulting agreement, pursuant to which Dr. Gopalan would provide transition services following his departure. Dr. Gopalan will also receive severance benefits in connection with his resignation pursuant to his amended and restated employment agreement. A copy of Dr. Gopalan’s letter to employees relating to his resignation is attached hereto as Exhibit 99.1.

On July 18, 2021, the Board established a new “Office of the Chief Executive Officer” reporting to the Board to serve the functions of the Chief Executive Officer until such time as a new Chief Executive Officer is hired. Effective as of July 30, 2021, the Board appointed Chief Financial Officer Andrew Hamer, Chief Operating Officer Jim Barnhart, Chief People Officer Kathryn McBeath, and Chief Commercial Officer Sinclair Vass to serve in this newly created office.

Andrew Hamer. Mr. Hamer, age 57, serves as our Chief Financial Officer and Treasurer. Mr. Hamer has served as Velodyne’s Chief Financial Officer and Treasurer since July 2019. Mr. Hamer served as interim Chief Financial Officer and Treasurer from April 2019 to July 2019. Previously, from October 2017 to September 2018, Mr. Hamer served as Chief Financial Officer of Anomali, Inc., a cybersecurity company. From October 2016 to April 2017, he served as Chief Financial Officer of Sungevity, Inc., a solar electricity company. From June 2010 to February 2016, Mr. Hamer served as Chief financial officer of ON24 Inc., a provider of cloud-based webcasting and virtual communication solutions. Prior to that, Mr. Hamer was Chief Financial Officer of Keynote Systems, Inc. and he held Chief Financial Officer and Vice President of Finance and Administration positions at KnowNow, Inc., IQ Labs and Intraspect Software, Inc. Prior to 2000, Mr. Hamer served in various financial positions at Excite@Home and Sybase, Inc. Mr. Hamer holds a Master of Accountancy from Florida International University and a B.S. in Accounting from the State University of New York at Binghamton.

There are no disclosable family relationships as required by Item 401(d) of Regulation S-K between Mr. Hamer and the Company or its control persons, and there are no disclosable related person transactions between the Company and Mr. Hamer as required by Item 404(a) of Regulation S-K.

Mr. Hamer was granted: 1) a bonus of $120,000, to be paid in equal installments on October 31, 2021 and January 31, 2022; and 2) a restricted stock unit (RSU) award of 38,770 shares, vesting quarterly over two years in equal installments from July 18, 2021, subject to his continuing service with the Company through each vesting date.

James Barnhart. Mr. Barnhart, age 59, serves as our Chief Operating Officer. Mr. Barnhart has served as Velodyne’s Chief Operating Officer since March 2021. Prior to joining Velodyne, Mr. Barnhart served as Senior Vice President of Operations at Nanometrics Incorporated, a provider of process control metrology and inspection systems used primarily in the fabrication of semiconductors and other solid-state devices, from March 2018 until March 2021. From 2010 to March 2018, Mr. Barnhart served as Senior Vice President, Global Operations at Cymer LLC, a subsidiary of ASML Holding NV, a supplier of equipment for semiconductor companies. Mr. Barnhart also held various operational leadership roles with Areva Solar, Johnson & Johnson Pharmaceutical Research & Development, L.L.C. and Applied Materials, Inc. Mr. Barnhart holds an MBA from the Walter A. Haas School of Business at the University of California, Berkeley and a B.S. in Electrical Engineering from Washington State University’s College of Engineering.

There are no disclosable family relationships as required by Item 401(d) of Regulation S-K between Mr. Barnhart and the Company or its control persons, and there are no disclosable related person transactions between the Company and Mr. Barnhart as required by Item 404(a) of Regulation S-K.

Mr. Barnhart was granted: 1) a bonus of $60,000, to be paid in equal installments on October 31, 2021 and January 31, 2022; and 2) a restricted stock unit (RSU) award of 19,385 shares, vesting quarterly over two years in equal installments from July 18, 2021, subject to his continuing service with the Company through each vesting date.

Kathryn McBeath. Ms. McBeath, age 58, serves as our Chief People Officer. Ms. McBeath joined Velodyne in October 2020 and is responsible for leading Velodyne’s global HR organization. Prior to joining Velodyne, Ms. McBeath was the Senior Director, HRBP Commercial Team for Nevro Corp., a medical device company, from August 2019 to October 2020. She served as the Head of HR for Corsair Components, Inc. (now Corsair Gaming, Inc.), a computer peripherals and hardware company, from April 2012 to August 2019. From August 2010 to September 2011 Ms. McBeath was the Director of Compensation and Benefits for Intuitive Surgical, a surgical robotics company. Prior to this she held various positions at Hewlett Packard in human resources and finance. Ms. McBeath holds a Bachelor’s degree in Business Administration with a concentration in Accounting from San Jose State University. In addition, she completed an Executive Leadership program through Stanford University.

There are no disclosable family relationships as required by Item 401(d) of Regulation S-K between Ms. McBeath and the Company or its control persons, and there are no disclosable related person transactions between the Company and Ms. McBeath as required by Item 404(a) of Regulation S-K.

Ms. McBeath was granted a bonus of $60,000, to be paid in equal installments on October 31, 2021 and January 31, 2022. Ms. McBeath was also granted a restricted stock unit (RSU) award of 19,385 shares, vesting quarterly over two years in equal installments from July 18, 2021, subject to her continuing service with the Company through each vesting date.

Sinclair Vass. Mr. Vass, age 53, serves as our Chief Commercial Officer. Mr. Vass has served as Velodyne’s Chief Commercial Officer since March 2021. Mr. Vass is responsible for driving revenue growth across all the Velodyne markets and geographies. Prior to joining Velodyne, Mr. Vass was President of the Laser Optics Business Unit at Focuslight Technologies Inc., a China based manufacturer of high-performance laser and optical beam steering solutions from October 2019 to March 2021. Before his time at Focuslight, Mr. Vass served in various capacities at Viavi Solutions, a network test, measurement and assurance technology company, most recently as Vice President of Sales, Product Management & Customer Service from October 2012 to October 2019. Mr. Vass has also held senior leadership positions at JDS Uniphase, New Focus Inc., Lucent Microelectronics, Hewlett Packard and Plessey Research Inc. Mr. Vass graduated with a BSc (Hons) in Physics from the University of Edinburgh and holds an MBA from the Open University.

There are no disclosable family relationships as required by Item 401(d) of Regulation S-K between Mr. Vass and the Company or its control persons, and there are no disclosable related person transactions between the Company and Mr. Vass as required by Item 404(a) of Regulation S-K.

Mr. Vass was granted a bonus of $60,000, to be paid in equal installments on October 31, 2021 and January 31, 2022. Mr. Vass was also granted a restricted stock unit (RSU) award of 19,385 shares, vesting quarterly over two years in equal installments from July 18, 2021, subject to his continuing service with the Company through each vesting date.

Item 7.01	Regulation FD Disclosure

On July 19, 2021, the Company issued a press release regarding leadership changes, in which the Company reaffirmed its previously issued financial guidance regarding its expected revenue for the full year ending December 31, 2021, attached hereto as Exhibit 99.2.

The information in this Item 7.01 and Exhibit 99.2 attached hereto shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section or Sections 11 and 12(a)(2) of the Securities Act of 1933, as amended. The information shall not be deemed incorporated by reference into any other filing with the Securities and Exchange Commission made by the Company, whether made before or after today’s date, regardless of any general incorporation language in such filing.

Item 9.01	Financial Statements and Exhibits

(d)                Exhibits:

Exhibit No.	Description

99.1	Letter to Velodyne Employees distributed on July 19, 2021

99.2	Press Release dated July 19, 2021

104	Cover Page Interactive Data File (formatted as Inline XBRL).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

VELODYNE LIDAR, INC.

DATE: July 19, 2021	By:	/s/ Michael Vella
Michael Vella
General Counsel

Exhibit 99.1

Velodyne Team,

By now you may have heard the news that I will be stepping down from my role as CEO and as a director of Velodyne. I want you all to know that it has been an incredibly rewarding experience being a part of this company for the past five years, and an honor to serve as your CEO.

I am so thankful to all of you for standing alongside me as we brought Velodyne from a private company to the public markets, furthering Velodyne’s position as the leader in lidar. Now, with Velodyne well positioned for continued value creation as a public company, I believe we are well prepared for our next phase of growth.

Today, we have a well-defined strategy, a strong and experienced leadership team and a cutting-edge product roadmap in place. We have worked hard to establish a best-in-class management team that will continue to professionalize the business, cement Velodyne’s technology lead, set production records and deliver significant progress on our growth plans, while maintaining a culture of empowerment and respect for all. Most importantly, we have all of you, an engineering and manufacturing team who are the best in the business, supported by passionate employees in every function that make Velodyne the powerhouse that it has become. With all this in place, I could not feel more confident about the future.

I have witnessed firsthand what you all are capable of and I’m sure you will continue to deliver, showing the impressive insight, ingenuity and innovation that has made this company great. The Board has created an Office of the Chief Executive (OCE) comprising Jim Barnhart, Drew Hamer, Kathy McBeath and Sinclair Vass. The OCE will continue to execute the growth strategy that was developed by our executive team and me. With Matt Rekow providing exemplary leadership in engineering and Sally Frykman continuing to tell the incredible story of our business, I know that Velodyne is in great hands and prepared for the Company’s next chapter. While I will remain as CEO through the end of the month, I also intend to continue supporting Velodyne in an advisory capacity, helping to ensure a seamless transition for you all, as well as for our customers and partners. Looking ahead, I ask that you keep up the great work and support this team through the transition.

Finally, it has been a pleasure and honor working with and getting to know all of you. I think of the Velodyne employee family as my extended family. You all represent the best and brightest of the industry, and it has been a privilege to be part of that. Thank you again for all your efforts. Please know that I will be cheering this team on and look forward to watching your many successes as you continue furthering Velodyne’s mission well into the future.

I will be in the office over the next two weeks, so please feel free to stop by if you have any questions.

Here’s to Velodyne’s continued progress as we move ahead!

Sincerely,

Anand

Exhibit 99.2

Velodyne Lidar Announces Leadership Transition

Provides Progress Update on Growth Strategy

SAN JOSE, Calif. – July 19, 2021 – Velodyne Lidar, Inc. (NASDAQ: VLDR, VLDRW), the leading lidar company, known worldwide for its broad portfolio of breakthrough lidar technologies, today announced that Dr. Anand Gopalan has informed the Board of Directors that he is stepping down as CEO and a member of the Board, effective July 30, 2021. In connection with this announcement, the Board has created an Office of the Chief Executive (OCE), comprising several members of Velodyne’s senior leadership team: Jim Barnhart, Chief Operating Officer; Drew Hamer, Chief Financial Officer; Kathy McBeath, Chief People Officer; and Sinclair Vass, Chief Commercial Officer. With support from the Board of Directors, the members of the OCE will continue to execute the Company’s growth strategy developed by Dr. Gopalan and the executive team. The Board has also retained an executive search firm to conduct a comprehensive search to identify a successor. Dr. Gopalan intends to continue supporting the Company in an advisory capacity following his departure.

Velodyne remains the only lidar company today with both the breadth of product portfolio and the manufacturing capability to deliver low-priced lidar with multiple specifications at scale for many real-world applications. Recently, the Company:

•

Has delivered continued strong growth in its sales pipeline, and conversion into multiyear agreements remains steady across all key markets, including ADAS, last-mile delivery, autonomous vehicles and industrial robotics;

•	Is experiencing increased customer traction within all operational regions and market segments;

•	Began building out its local technical support, inventory and RMA infrastructure in Europe and the Asia-Pacific region to support customer needs;

•	Established a center of excellence in India and is growing its local engineering teams to support ADAS applications in South Korea; and

•	Continues expanding its global footprint and reaching new shipping targets to meet the demand for its products and solutions.

In addition, Velodyne’s previously disclosed guidance for 2021 revenue – between $77 million and $94 million – and business outlook remain unchanged. Velodyne will report second quarter financial results for the period ended June 30, 2021 following the close of the market on Thursday, August 5, 2021. On that day, management will host a conference call and webcast at 1:30 p.m. PT (4:30 p.m. ET).

“Velodyne Lidar is on the cutting edge of innovation in the lidar industry, executing a clearly defined, long-term growth strategy for the benefit of our shareholders and stakeholders,” said Dr. Joseph B. Culkin, PhD, Chairman of Velodyne Lidar’s Board of Directors. “Anand and the Board have established a best-in-class management team that continues to expand Velodyne’s leadership position, setting production records and delivering significant progress on our growth plans. Leveraging our deep bench of talent across the organization, we are confident Velodyne will continue growing its robust pipeline and meeting the expanding demand for our products and solutions. Velodyne not only has an ambitious strategy and product roadmap in place, but also has a dedicated team prepared to realize the compelling opportunities ahead.”

Dr. Gopalan stated, “I am honored to have led Velodyne through a pivotal time in the Company’s history, and believe that now, with it well positioned as a public company, is the right time to transition to the next phase of leadership. I am confident that Velodyne’s talented team – guided by Jim, Drew, Kathy and Sinclair, as well as the team of world-class engineers under Chief Technology Officer Matt Rekow – will take the Company to its next level of success. Velodyne is ideally positioned to succeed, and I am pleased to continue to provide support as an advisor during the transition.”

Dr. Culkin continued, “Jim, Drew, Kathy and Sinclair possess decades of collective experience, and we are confident they are the right leaders to continue overseeing and implementing Velodyne’s growth strategy. On behalf of the Board, I would like to thank them for assuming these additional roles and express our collective confidence this is the right team to lead us through this transition and accelerate value creation for our employees, customers and investors. I would also like to thank Anand for his innumerable contributions as CEO, and for leading Velodyne to where it is today as a publicly traded industry leader. We look forward to his continued support during this transition.”

About Jim Barnhart

Jim Barnhart serves as Chief Operating Officer at Velodyne Lidar, where he is responsible for leading global automated mass manufacturing operations that produce world-class lidar sensors. Jim is a results-delivering executive with a proven record in operations, general management, supply chain, services, manufacturing and engineering. Prior to joining Velodyne, Jim was Senior Vice President, Operations at Nanometrics Inc., a provider of advanced process control solutions. Previously, he served as Senior Vice President, Global Operations at Cymer LLC. Jim’s industry experience also includes operational leadership roles at Applied Materials, Johnson & Johnson and AREVA. He was also an engineering division officer in the U.S. Navy. Jim holds an MBA from the Walter A. Haas School of Business at the University of California at Berkeley, and a B.S. in electrical engineering from Washington State University’s College of Engineering in Pullman.

About Drew Hamer

Drew Hamer is Chief Financial Officer for Velodyne Lidar, where he works with the leadership team on financial strategy and leads the finance organization with forecasting, budgeting, and accounting. He is a seasoned finance executive with over 25 years of financial leadership experience at public and pre-public technology companies. Working at companies like ON24, Keynote Systems, KnowNow, Intraspect Software, Excite@Home and Sybase, Drew managed investor relations, implemented financial efficiencies, raised capital and oversaw the expansion of financial and business operations throughout the world, both organically and thru acquisitions.

Drew holds a Bachelor of Science in Accounting degree from Binghamton University and a Master of Accounting degree from Florida International University. He is also a member of Financial Executives International, the American Institute of Certified Public Accountants and the Florida Institute of Certified Public Accountants.

About Kathy McBeath

Kathy McBeath is Chief People Officer for Velodyne Lidar. She joined Velodyne Lidar in October 2020 and is responsible for leading the Company’s global HR organization. She is charged with aligning the Company’s valued people resources to its strategic priorities with a strong focus on leadership development, employee engagement and company culture. She is passionate about developing talent and helping employees at all levels reach their potential.

Kathy brings more than two decades of experience as a senior human resources executive in both high tech and medical device industries. She started her career at Hewlett Packard in Finance and later moved over to the HR side. She also spent time at Corsair Gaming, Intuitive Surgical and Nevro, in various HR leadership roles. Kathy holds a Bachelor’s degree in Business Administration with a concentration in accounting from San Jose State University. In addition, she completed an Executive Leadership program through Stanford University.

About Sinclair Vass

Sinclair Vass currently serves as Chief Commercial Officer at Velodyne Lidar, where he is responsible for driving revenue growth across all the Velodyne markets and geographies. Sinclair Vass is a seasoned executive with extensive experience in telecommunications, consumer electronics, automotive and industrial laser markets.

Prior to joining Velodyne, Mr. Vass was President of the Laser Optics Business Unit at Focuslight Technologies Inc., a China based manufacturer of high-performance laser and optical beam steering solutions. Before his time at Focuslight, Mr. Vass served as Vice President of Sales, Product Management & Customer Service at Viavi Solutions. Throughout his career, Mr. Vass has also held increasingly senior leadership positions at JDS Uniphase, New Focus Inc, Lucent Microelectronics, Hewlett Packard, and Plessey Research Inc. Mr. Vass graduated with a BSc (Hons) in Physics from the University of Edinburgh and holds an MBA from the Open University.

About Velodyne Lidar

Velodyne Lidar (Nasdaq: VLDR, VLDRW) ushered in a new era of autonomous technology with the invention of real-time surround view lidar sensors. Velodyne, the global leader in lidar, is known for its broad portfolio of breakthrough lidar technologies. Velodyne’s revolutionary sensor and software solutions provide flexibility, quality and performance to meet the needs of a wide range of industries, including autonomous vehicles, advanced driver assistance systems (ADAS), robotics, unmanned aerial vehicles (UAV), smart cities and security. Through continuous innovation, Velodyne strives to transform lives and communities by advancing safer mobility for all. For more information, visit www.velodynelidar.com.

Forward Looking Statements

This press release contains “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 including, without limitation, all statements other than historical fact and include, without limitation, statements regarding Velodyne’s revenue guidance, target markets, new products, development efforts, and competition. When used in this press release, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “can,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance, conditions or results and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside Velodyne’s control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Important factors, among others, that may affect actual results or outcomes include the uncertain impact of the COVID-19 pandemic on Velodyne’s and its customers’ businesses; Velodyne’s ability to manage growth; Velodyne’s ability to execute its business plan; uncertainties related to the ability of Velodyne’s customers to commercialize their products and the ultimate market acceptance of these products; uncertainties regarding government regulation and adoption of lidar; the rate and degree of market acceptance of Velodyne’s products; the success of other competing lidar and sensor-related products and services that exist or may become available; uncertainties related to Velodyne’s current litigation and potential litigation involving Velodyne or the validity or enforceability of Velodyne’s intellectual property; and general economic and market conditions impacting demand for Velodyne’s products and services. For more information about risks and uncertainties associated with Velodyne’s business, please refer to the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Risk Factors” sections of Velodyne’s SEC filings, including, but not limited to, its annual report on Form 10-K and quarterly reports on Form 10-Q. All forward-looking statements in this press release are based on information available to Velodyne as of the date hereof, Velodyne undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Contacts

Investor Relations

InvestorRelations@velodyne.com

Media

Jim Golden / Jack Kelleher

Joele Frank, Wilkinson Brimmer Katcher

212-355-4449